EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$2,922	$(27,763)	$1,008	$1,889	$(2,397)
Plus: Income Taxes	2,343	(13,737)	2,958	1,915	461
Fixed Charges	18,259	19,594	18,794	20,383	21,772
Earnings Available for Fixed Charges	23,524	(21,906)	22,760	24,187	19,836

Fixed Charges:
Interest Expense	17,837	18,918	18,083	19,046	20,238
Estimate Portion of Rental Expense Equivalent to Interest	422	676	711	1,337	1,534
Total Fixed Charges	18,259	19,594	18,794	20,383	21,772

Ratio of Earnings to Fixed Charges	1.3	-1.1	1.2	1.2	0.9

Calculation of Rental Expense Equivalent to Interest
Rental Expense	1,265	2,028	2,132	4,012	4,603
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	422	676	711	1,337	1,534